SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A (Rule 13d-102)	Estimated average burden hours per response. . 11

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
Pursuant to rule 13d-2(b)
(Amendment No. 4)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Mack Group

William L. Mack

Earle I. Mack

Mitchell E. Hersh

David Mack

Fredric Mack

Richard Mack

Stephen Mack

Earle Mack, as Trustee for Trust Earle Mack A

Earle Mack, as Trustee for Trust Earle Mack 4/30/92

William Mack, as Trustee for Trust William Mack A

William Mack, as Trustee for Trust William Mack 4/30/92

David Mack, as Trustee for Trust David Mack A

David Mack, as Trustee for Trust David Mack 4/30/92

Fredric Mack, as Trustee for Trust Fredric Mack A

Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92

Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

2.	Check the Appropriate Box if a Member of a Group (See Instructions Before Filling Out!)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,750,002

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,750,002

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,750,002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions Before Filling Out!) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.6%

12.	Type of Reporting Person (See Instructions Before Filling Out!) OO

Item 1.
	(a)	Name of Issuer Mack-Cali Realty Corporation
	(b)	Address of Issuer's Principal Executive Offices 11 Commerce Drive, Cranford, New Jersey 07016

Item 2.
	(a)	Name of Person Filing The Mack Group
	(b)	Address of Principal Business Office or, if none, Residence 11 Commerce Drive, Cranford, New Jersey 07016
	(c)	Citizenship Each member of The Mack Group is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 554489 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of theExchange Act;
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2002
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 9,750,002
(b) Percent of class: 14.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 9,750,002
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 9,750,002

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

/s/ William L. Mack

William L. Mack

Dated: February 14, 2003	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2003	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2003	/s/ David Mack
David Mack

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2003	/s/ Richard Mack
Richard Mack

Dated: February 14, 2003	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2003	/s/ Earle Mack
Earle Mack, as Trustee for Trust Earle Mack A

Dated: February 14, 2003	/s/ Earle Mack
Earle Mack, as Trustee for Trust Earle Mack 4/30/92

Dated: February 14, 2003	/s/ William Mack
William Mack, as Trustee for Trust William Mack A

Dated: February 14, 2003	/s/ William Mack
William Mack, as Trustee for Trust William Mack 4/30/92

Dated: February 14, 2003	/s/ David Mack
David Mack, as Trustee for Trust David Mack A

Dated: February 14, 2003	/s/ David Mack
David Mack, as Trustee for Trust David Mack 4/30/92

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack, as Trustee for Trust Fredric Mack A

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92

Dated: February 14, 2003	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Dated: February 14, 2003	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

Exhibit A

THE MACK GROUP

NAME	NUMBER OF SHARES BENEFICIALLY OWNED*
William L. Mack	2,493,113
Earle I. Mack	2,133,265
Mitchell E. Hersh	593,900
David Mack	2,212,359
Fredric Mack	732,571
Richard Mack	16,350
Stephen Mack	16,350
Earle Mack, as Trustee for Trust Earle Mack A	112,656
Earle Mack, as Trustee for Trust Earle Mack 4/30/92	66,933
William Mack, as Trustee for Trust William Mack A	112,625
William Mack, as Trustee for Trust William Mack 4/30/92	66,934
Fredric Mack, as Trustee for Trust Fredric Mack A	112,655
Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92	66,933
David Mack, as Trustee for Trust David Mack A	112,655
David Mack, as Trustee for Trust David Mack 4/30/92	66,933
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885
TOTAL	9,750,002

*       Includes shares of Common Stock, restricted shares of Common Stock, limited partnership units redeemable for shares of Common Stock and vested options and warrants to purchase shares of Common Stock.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2003

/s/ William L. Mack

William L. Mack

Dated: February 14, 2003	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2003	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2003	/s/ David Mack
David Mack

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2003	/s/ Richard Mack
Richard Mack

Dated: February 14, 2003	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2003	/s/ Earle Mack
Earle Mack, as Trustee for Trust Earle Mack A

Dated: February 14, 2003	/s/ Earle Mack
Earle Mack, as Trustee for Trust Earle Mack 4/30/92

Dated: February 14, 2003	/s/ William Mack
William Mack, as Trustee for Trust William Mack A

Dated: February 14, 2003	/s/ William Mack
William Mack, as Trustee for Trust William Mack 4/30/92

Dated: February 14, 2003	/s/ David Mack
David Mack, as Trustee for Trust David Mack A

Dated: February 14, 2003	/s/ David Mack
David Mack, as Trustee for Trust David Mack 4/30/92

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack, as Trustee for Trust Fredric Mack A

Dated: February 14, 2003	/s/ Fredric Mack
Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92

Dated: February 14, 2003	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Dated: February 14, 2003	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack